PE 9/27/2013 DC

Act: 1934
Section:
Rule: 12g-3
Public Availability: 9/30/2013


13003591

NO ACT

September 30, 2013


13003592

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**


13003594

Received SEC

SEP 30 2013

Washington, DC 20549

Re: Actavis, Inc., Actavis plc and Warner Chilcott plc
Incoming letter dated September 27, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Transaction will constitute a "succession" for purposes of Rule 12g-3(c) under the Exchange Act and New Actavis will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- After consummation of the Transaction and before New Actavis files its first annual report on Form 10-K after the Transaction, it may use Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of New Actavis ordinary shares are included) to register the securities covered by the New Actavis Plan, the Warner Chilcott Incentive Plan, and any new benefit plans, stock option plans or stock incentive plans of New Actavis.

- New Actavis may take into account Actavis' and Warner Chilcott's reporting histories under the Exchange Act in determining its eligibility to use Form S-3. Actavis' and Warner Chilcott's reporting histories under the Exchange Act may also be used in determining whether New Actavis: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- Actavis' and Warner Chilcott's Exchange Act reporting histories may be taken into account when determining New Actavis' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- New Actavis may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Kim McManus
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

September 30, 2013

**Mail Stop 4561**

R. Scott Shean
Latham & Watkins, LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925

**Re: Actavis, Inc., Actavis plc and Warner Chilcott plc**

Dear Mr. Shean:

In regard to your letter of September 27, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel & Associate Director

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

**LATHAM & WATKINS LLP**

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**Securities Act of 1933**
Forms S-3, S-4 and S-8
Section 4(a)(3)
Rules 144 and 174(b)
**Securities Exchange Act of 1934**
Section 12(b)
Rules 12b-2 and 12g-3

September 30, 2013

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Kim McManus, Special Counsel

**RE: Actavis, Inc., Actavis plc and Warner Chilcott plc**

Dear Ms. McManus:

We are writing on behalf of Actavis, Inc., a Nevada corporation ("***Actavis***"), Actavis plc, a public limited company organized under the laws of Ireland ("***New Actavis***"), and Warner Chilcott Public Limited Company, a public limited company organized under the laws of Ireland ("***Warner Chilcott***"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession related issues under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). The issues arise out of the proposed acquisition by New Actavis of Warner Chilcott by means of a scheme of arrangement under Irish law (the "***Scheme of Arrangement***"). Under the Scheme of Arrangement, New Actavis will acquire all of the outstanding shares of Warner Chilcott from the Warner Chilcott shareholders in exchange for ordinary shares to be issued by New Actavis (such transaction, the "***Acquisition***"), and, simultaneously with and conditioned on the concurrent consummation of the Acquisition, a wholly owned subsidiary of New Actavis will merge with and into Actavis, as a result of which the separate corporate existence of the wholly owned subsidiary will cease and Actavis will continue as the surviving corporation (such transaction, the "***Merger***" and, together with the Acquisition, the "***Transaction***"). Following the Transaction, each of Actavis and Warner Chilcott will be wholly owned subsidiaries of New Actavis. The senior management teams for each of New Actavis, Actavis and Warner Chilcott are expected to be the same as the current senior management team of Actavis.

## I. Background Information

Actavis, Warner Chilcott, New Actavis, Actavis Ireland Holding Limited, a company incorporated in Ireland and a direct wholly owned subsidiary of New Actavis ("***IrSub***"), Actavis W.C. Holding LLC, a limited liability company organized in Delaware and an indirect wholly owned subsidiary of New Actavis that, prior to the effective time of the Transaction, will be converted to a corporation and renamed "Actavis W.C. Holding Inc." ("***U.S. Holdco***"), and Actavis W.C. Holding 2 LLC, a limited liability company organized in Nevada, a direct wholly owned subsidiary of U.S. Holdco and an indirect wholly owned subsidiary of New Actavis that, prior to the effective time of the Transaction, will be converted to a corporation and renamed "Actavis W.C. Holding 2 Inc." ("***Merger Sub***"), are parties to an agreement, dated as of May 19, 2013 (as amended, the "***Transaction Agreement***"), pursuant to which New Actavis will acquire Warner Chilcott by means of the Acquisition and will become the parent company of Actavis by means of the Merger. The diagrams in Exhibit A hereto illustrate in simplified terms the current structure of Actavis and Warner Chilcott and the expected structure of New Actavis following the effective time of the Transaction.

Actavis is a publicly held Nevada corporation that is a global, integrated specialty pharmaceutical company focused on developing, manufacturing and distributing generic, brand and biosimilar products. Actavis common shares, par value $0.0033 per share ("***Actavis common shares***"), are registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange under the symbol "ACT". The authorized capital of Actavis consists of 500,000,000 Actavis common shares and 2,500,000 preferred shares ("***Actavis preferred shares***") of which, as of July 30, 2013, 133,161,220 Actavis common shares were issued and outstanding and no Actavis preferred shares were issued and outstanding. Actavis is a large accelerated filer under Exchange Act Rule 12b-2.

As of June 30, 2013, Actavis had $4.716 billion in outstanding debt securities (after subtracting for certain discounts) issued under five series of notes (the "***Actavis Debt***"), in each case, pursuant to effective Form S-3 registration statements.[1] None of the Actavis Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act. As of August 19, 2013, each class of the Actavis Debt was held of record by less than 300 persons.

Actavis's reporting obligations under Section 15(d) of the Exchange Act with respect to the Actavis Debt have been suspended due to the Section 12 registration of the Actavis common shares. When Actavis terminates such Section 12 registration, its reporting obligations under Section 15(d) of the Exchange Act will be revived. The Actavis common shares and the Actavis Debt constitute the only classes of securities with respect to which Actavis has a reporting obligation under the Exchange Act. Actavis is current in all of its reporting obligations under Section 13 of the Exchange Act.

Warner Chilcott is a publicly held company organized in Ireland and is a leading specialty pharmaceutical company currently focused on the women's healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. Warner Chilcott's ordinary shares, par value $0.01 per share ("***Warner Chilcott ordinary shares***"), are registered under Section 12(b) of the Exchange Act and are listed on the NASDAQ under the symbol "WCRX". Warner Chilcott's authorized capital consists of 500,000,000 Warner Chilcott ordinary shares, 40,000 ordinary shares, par value 1.00 Euro per share ("***Euro denominated shares***"), and 100,000,000 preferred shares, par value $0.01 per share ("***Warner Chilcott preferred shares***"), of which, as of July 30, 2013, 251,198,538 Warner Chilcott ordinary shares were issued and outstanding and no Euro denominated shares or Warner Chilcott preferred shares were issued and outstanding. Warner Chilcott is a large accelerated filer under Exchange Act Rule 12b-2. The Warner Chilcott ordinary shares constitute the only class of securities of Warner Chilcott registered under Section 12 of the Exchange Act or with respect to which Warner Chilcott has a reporting obligation under the Exchange Act.

As of June 30, 2013, Warner Chilcott had $1.257 billion in outstanding debt securities (including unamortized premium) issued under a single series of notes (the "***Warner Chilcott Debt***") in private placements exempt from registration under the Securities Act.[2] None of the Warner Chilcott Debt was registered or required to be registered pursuant to Section 12 or Section 15 of the Exchange Act. As of September 18, 2013, the Warner

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1 The Actavis Debt consists of the following outstanding series of term indebtedness: $1,200 million 1.875% Senior Notes due 2017, $1,700 million 3.250% Senior Notes due 2022, $1,000 million 4.625% Senior Notes due 2042, 450 million 5.000% Senior Notes due 2014 and $400 million 6.125% Notes due 2019.

2 The Warner Chilcott Debt consists of $1,250 million 7.75% Senior Notes due 2018.

Chilcott Debt was held of record by less than 300 persons. Warner Chilcott is current in all of its reporting obligations under Section 13 of the Exchange Act.

New Actavis represents that upon completion of the Transaction, (x) each of Actavis and Warner Chilcott intend to file Forms 25 with the Commission to deregister the Actavis common shares and the Warner Chilcott ordinary shares, respectively, under Section 12 of the Exchange Act; and (y) Warner Chilcott intends to file a Form 15 with the Commission to immediately suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to the Warner Chilcott ordinary shares. New Actavis represents further that in January 2014, Actavis intends to file a Form 15 with the Commission to immediately suspend its reporting obligations under Section 15(d) of the Exchange Act for the fiscal year commencing January 1, 2014 with respect to the Actavis common shares and each class of the Actavis Debt that remains outstanding. New Actavis also represents that Actavis will comply with Actavis's reporting obligations under Section 15(d) of the Exchange Act until the filing of such Form 15, and after such filing Actavis will comply with the obligation pursuant to Section 15(d) of the Exchange Act to timely file an Actavis Annual Report on Form 10-K for the year ended December 31, 2013 (unless the Staff separately grants relief from the requirement to file such 2013 Annual Report).

The current authorized share capital of New Actavis consists of €40,000 and $101,000 divided into 40,000 euro deferred ordinary shares with a par value of €1.00 per share, 1,000,000,000 ordinary shares with a par value of $0.0001 per share and 10,000,000 serial preferred shares with a par value of $0.0001 per share. Based on the number of Actavis and Warner Chilcott shares outstanding as of July 30, 2013, the total number of New Actavis ordinary shares that is expected to be issued in connection with the Transaction is approximately 173 million. Following the Transaction, there are expected to be at least as many holders of record of the New Actavis shares as there are currently holders of record of the Actavis shares. As of September 26, 2013, there were 2,172 holders of record of the Actavis shares.

Following the Transaction, New Actavis will guarantee, but not assume, (i) each series of Actavis Debt; and (ii) the Warner Chilcott Debt. New Actavis is not required under the terms of the Actavis Debt or the Warner Chilcott Debt, or by law, to provide the guarantees (the "***guarantees***") in connection with the Transaction. In our opinion, the provision of the guarantees by New Actavis does not involve an "offer", "offer to sell", "offer for sale" or "sale" within the meaning of Section 2(a)(3) of the Securities Act, and New Actavis will not register the guarantees. New Actavis will initially have no debt securities outstanding other than the guarantees.

After delivery of the New Actavis guarantee of the Warner Chilcott Debt, neither the indenture governing the Warner Chilcott Debt nor any documents related thereto will require Warner Chilcott to submit, provide or file reports under the Exchange Act with the Commission (or the indenture trustee), and Warner Chilcott will not do so on a voluntary basis or otherwise. New Actavis will be the sole stockholder of Warner Chilcott. After the filing by Actavis of a Form 15, neither the indenture governing the Actavis Debt nor documents related thereto will require Actavis to submit, provide or file reports under the Exchange Act with the Commission (or the indenture trustee) with respect to any class of the Actavis Debt, and Actavis does not intend to do so on a voluntary basis or otherwise, except that, as noted above, Actavis will comply with the obligation pursuant to Section 15(d) of the Exchange Act to timely file an Actavis Annual Report on Form 10-K for the year ended December 31, 2013 (unless the Staff separately grants relief from the requirement to file such 2013 Annual Report) and provide such report to the indenture trustee. US Holdco will be the sole stockholder of Actavis.

**A. Exchange of Shares**

The Acquisition involves the cancellation of all of the shares of Warner Chilcott which are not already owned by New Actavis or any of its affiliates, if any, and the payment by New Actavis to the applicable Warner Chilcott shareholders in consideration of that cancellation. New shares of Warner Chilcott will then be issued directly to New Actavis. Upon the effective time of the Transaction, (i) each Warner Chilcott ordinary share (other than those held by Actavis or any of its affiliates, if any) will be converted into a right to receive 0.160 of a New Actavis ordinary share, (ii) except as described below, each option granted under the Warner Chilcott Incentive Plan (as defined below) that is outstanding as of the effective time of the Transaction, whether or not vested, will be assumed by New Actavis and converted into an option to purchase, on the same terms and conditions (including vesting and other lapse restrictions) as were applicable to such option immediately prior to the effective time of the Transaction, a number of New Actavis ordinary shares (rounded down to the nearest whole share) determined by multiplying (a) the number of Warner Chilcott ordinary shares subject to the option immediately prior to the effective time of the Transaction by (b) 0.160, at a per share exercise price determined by dividing (x) the per share exercise price of such Warner Chilcott option immediately prior to the effective time of the Transaction by (y) 0.160 (rounded up to the nearest whole cent), and (iii) except as described below, each award of Warner Chilcott restricted ordinary shares and each award of Warner Chilcott restricted share units granted under the Warner Chilcott Incentive Plan that is issued and outstanding as of the effective time of the Transaction will be (x) if unvested, assumed by New Actavis and converted into the right to receive, on the same terms and conditions (including vesting and other lapse restrictions) as were applicable under such award immediately prior to the effective time of the Transaction, an award denominated in New Actavis ordinary shares (rounded down to the nearest whole share) determined by multiplying (a) the number of Warner Chilcott ordinary shares subject to the award immediately prior to the effective time of the Transaction by (b) 0.160, or (y) if vested in connection with the Transaction pursuant to its terms, converted into a right to receive from New Actavis, net of applicable tax withholdings, 0.160 of a New Actavis ordinary share for each Warner Chilcott ordinary share subject to the award immediately prior to the effective time of the Transaction. After giving effect to the Transaction, Warner Chilcott shareholders are expected to hold approximately 23% of the New Actavis ordinary shares.

Since Irish law does not recognize fractional shares held of record, the total number of New Actavis ordinary shares that any Warner Chilcott shareholder or equityholder will be entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Actavis ordinary shares will be aggregated and sold by an exchange agent, with any sale proceeds being distributed in cash pro rata to the Warner Chilcott shareholders or equityholders whose fractional entitlements have been sold. Solely to the extent provided for in the terms of an award agreement evidencing an option to purchase Warner Chilcott ordinary shares, if an option becomes vested in connection with the Transaction and the exercise price of an option exceeds or equals the Share Consideration Value (as defined below), the option will be cancelled and immediately terminated prior to the effective time of the Transaction without any payment therefor in accordance with the terms of the award agreement. All holders of awards of Warner Chilcott restricted ordinary shares and restricted share units are entitled to dividend-equivalent cash bonus payments (or in certain jurisdictions, dividends) with respect to their outstanding awards in an amount equal to the amount of dividends paid by Warner Chilcott during the applicable vesting periods. These dividend-equivalent cash bonus payments (or dividends, as applicable) vest and become payable on the same schedule and in accordance with the same terms as the associated award of Warner Chilcott restricted ordinary shares or restricted share units.

Notwithstanding the foregoing, because of the adverse tax consequences of Section 4985 of the Internal Revenue Code of 1986, as amended ("***Section 4985***"), immediately prior to the effective time of the Transaction, (i) each outstanding option to purchase Warner Chilcott ordinary shares held by Section 16 reporting officers and directors (as defined below) of Warner Chilcott, whether or not vested, will become fully vested and exercisable and will be cancelled and converted into the right to receive from New Actavis, net of the applicable exercise price (as further detailed in the definition of "Net Share" set forth below) and any applicable tax withholdings, 0.160 of a New Actavis ordinary share for each Net Share (as defined below) subject to the option immediately prior to the effective time of the Transaction and (ii) each issued and outstanding award of Warner Chilcott restricted ordinary shares and each award of restricted share units held by Section 16 reporting officers and directors of Warner Chilcott will become fully vested and will be cancelled and converted into the right to receive from New Actavis, net of any applicable tax withholdings, 0.160 of a New Actavis ordinary share for each Warner Chilcott ordinary share subject to the award immediately prior to the effective time of the Transaction. Further, each outstanding option to purchase Warner Chilcott ordinary shares held by Section 16 reporting officers and directors of Warner Chilcott with an exercise price that exceeds or equals the Share Consideration Value will be cancelled and immediately terminated prior to the effective time of the Transaction without any payment therefor. We do not believe that the disparity in treatment of options held by Section 16 reporting officers and directors of Warner Chilcott as compared with the treatment of options held by other persons, which was disclosed to investors in the Registration Statement, interferes with or reflects adversely on the relief requested hereby, nor are we aware of any policy reason why such relief should not be granted. Given the particular nature of our request letter and the particular relief requested hereby, which depends on whether New Actavis will succeed to the assets and liabilities of Actavis and Warner Chilcott, we do not believe this disparity in treatment is relevant to a consideration of succession issues. For purposes of this letter, "***Net Share***" means a number of whole and partial Warner Chilcott ordinary shares (computed to the nearest five decimal places) equal to the quotient obtained by dividing (a) the product of (i) the number of Warner Chilcott ordinary shares subject to the option immediately prior to the effective time of the Transaction and (ii) the excess of the Share Consideration Value over the exercise price per option immediately prior to the effective time of the Transaction by (b) the Share Consideration Value. "***Section 16 reporting officers and directors***" means those current and former officers and directors who are subject to the reporting requirements of Section 16(a) of the Exchange Act during the six-month period preceding the effective time of the Transaction. "***Share Consideration Value***" means the product of (x) 0.160 and (y) the average, rounded down to the nearest cent, of the closing sale price of an Actavis common share on the NYSE as reported by The Wall Street Journal for the most recent practicable date prior to closing of the Transaction.

Simultaneously with and conditioned on the concurrent consummation of the Acquisition, Merger Sub will be merged with and into Actavis, with Actavis surviving the Merger as a wholly owned indirect subsidiary of New Actavis. Upon the effective time of the Transaction, (i) each Actavis common share outstanding immediately prior to the effective time of the Transaction will be cancelled and automatically converted into the right to receive one New Actavis ordinary share and (ii) except as described below, each outstanding option or other equity-based award of Actavis will be converted into an option or other equity-based award to purchase or receive, as the case may be, on substantially the same terms and conditions (including vesting and other lapse restrictions) as were applicable to such award immediately prior to the effective time of the Transaction, the same number of New Actavis ordinary shares. There are no outstanding options or other equity-based awards of Actavis with an exercise price that exceeds the current fair market value of the underlying Actavis common shares. After giving effect to the Transaction, Actavis shareholders are expected to hold approximately 77% of the New Actavis ordinary shares.

Notwithstanding the foregoing, because of the adverse tax consequences of Section 4985, immediately prior to the effective time of the Transaction, (i) each outstanding option to purchase a number of Actavis common shares held by Section 16 reporting officers and directors of Actavis will become fully vested and exercisable and will be cancelled and converted into the right to receive a number of New Actavis ordinary shares equal to the number of Actavis common shares subject to the option immediately prior to the effective time of the Transaction, net of the applicable exercise price and any applicable tax withholdings and (ii) each issued and outstanding share of Actavis restricted stock and each other issued and outstanding Actavis equity award (other than options to purchase Actavis common shares) held by Section 16 reporting officers and directors of Actavis will become fully vested and will be cancelled and converted into the right to receive a number of New Actavis ordinary shares equal to the number of Actavis common shares subject to the award immediately prior to the effective time of the Transaction, net of any applicable tax withholdings. We do not believe that the disparity in treatment of options held by Section 16 reporting officers and directors of Actavis as compared with the treatment of options held by other persons, which was disclosed in the Registration Statement, interferes with or reflects adversely on the relief requested hereby, nor are we aware of any policy reason why such relief should not be granted. Given the particular nature of our request letter and the particular relief requested hereby, which depends on whether New Actavis will succeed to the assets and liabilities of Actavis and Warner Chilcott, we do not believe this disparity in treatment is relevant to a consideration of succession issues. At this time, there are no outstanding options to purchase Actavis common shares held by Section 16 reporting officers and directors of Actavis with an exercise price that exceeds or equals the current fair market value of Actavis common shares, and therefore, it is not anticipated that any such options will be cancelled and terminated prior to the effective time of the Transaction without any payment therefor. All entitlements to fractional New Actavis ordinary shares will be aggregated and sold by an exchange agent, with any sale proceeds being distributed in cash pro rata to the Actavis shareholders or equityholders whose fractional entitlements have been sold.

As a result of the legal form of the Transaction, New Actavis filed a Registration Statement on Form S-4 with the Commission (the "***Registration Statement***"), including therein a joint proxy statement/prospectus. The Registration Statement was declared effective by the Commission on July 31, 2013, and, on July 31, 2013, Actavis and Warner Chilcott each filed the definitive proxy statement included in the Registration Statement with the Commission with respect to the solicitation of proxies from Actavis and Warner Chilcott shareholders, respectively, for approvals relating to the Transaction. The meetings of shareholders of Actavis and Warner Chilcott were held on

September 10, 2013, and at such meetings, among other things, the shareholders of Warner Chilcott voted to approve the Scheme of Arrangement and the shareholders of Actavis voted in favor of the adoption of the Transaction Agreement. The Registration Statement contains or incorporates by reference extensive and detailed descriptions of the businesses of Warner Chilcott and Actavis, a detailed description of the Transaction, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis and audited financial statements for the three-year period ended December 31, 2012 for each of Warner Chilcott and Actavis, along with unaudited interim financial statements for each of Warner Chilcott and Actavis for the most recent interim period), pro forma financial information for the combined entity with Actavis as the accounting acquirer along with comparative historical and pro forma per share data, a detailed description of the fairness opinions of the financial advisors of Warner Chilcott and Actavis, information with respect to the expected directors and executive officers of New Actavis and their compensation, a detailed description of the New Actavis ordinary shares along with a detailed comparison of the rights of holders of Actavis common shares and Warner Chilcott ordinary shares, respectively, as compared to the rights of holders of New Actavis ordinary shares, and risk factors related to the Transaction and the business of New Actavis, among other information.

At the close of the Transaction, which is subject to certain regulatory approvals , including approval by the Irish High Court, and other customary closing conditions, Actavis and Warner Chilcott will be combined under New Actavis, each as wholly owned subsidiaries. The New Actavis ordinary shares are expected to be listed on the NYSE under the symbol "ACT", the same NYSE trading symbol currently used for the Actavis common shares. As of the date hereof, a number of the significant conditions to the Transaction have been satisfied. A meeting with the Irish High Court is scheduled for September 30, 2013, and, if approved by the Irish High Court, Actavis, Warner Chilcott and New Actavis currently expect the Transaction to close on October 1, 2013.

The information that will be available concerning Warner Chilcott, the Transaction and the combined business of Warner Chilcott and Actavis is at least as extensive as the information that would be available with respect to the combined business if Actavis were to acquire Warner Chilcott directly and report the merger on a Form 8-K.

New Actavis will also file a Form 8-K reporting the consummation of the Transaction no later than four business days following the closing of the Transaction, including therein the disclosures and information required under Item 2.01 of Form 8-K and the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Transaction, although New Actavis will be incorporated in Ireland, New Actavis will be obligated to file reports under the Exchange Act and will not be a foreign private issuer.

**B. Employee Benefit Matters**

Actavis common shares and other employee benefit plan interests of Actavis are registered on Forms S-8 for distribution pursuant to the Amendment and Restatement of the 2001 Incentive Award Plan of Actavis, Inc., as amended and restated from time to time (the "***Actavis Incentive Plan***"), and certain other plans of Actavis. Warner Chilcott ordinary shares are registered on Form S-8 for distribution pursuant to Warner Chilcott's Equity Incentive Plan (as amended, the "***Warner Chilcott Incentive Plan***" and, together with the Actavis Incentive Plan, the "***Existing Plans***"). Awards granted under the Existing Plans and outstanding at the effective time of the Transaction will be treated in accordance with the above description.

Upon the completion of the Transaction, New Actavis will assume the Actavis Incentive Plan (such assumed plan, the "***New Actavis Plan***"), including all reserved but unissued shares thereunder, under which it intends to grant equity-based awards, to the extent permissible by applicable laws and NYSE regulations, under the terms of the New Actavis Plan, except that (i) Actavis common shares covered by such awards will be New Actavis ordinary shares, and (ii) all references to Actavis common shares will be changed to references to New Actavis ordinary shares. New Actavis also may assume all reserved but unissued shares under the Warner Chilcott Incentive Plan for future use under the New Actavis Plan in accordance with NYSE regulations.

In connection with the assumption and the amendment and restatement of the Actavis Incentive Plan, the New Actavis Plan will reflect (i) the assumption of the outstanding awards under the Actavis Incentive Plan and the reserved but unissued shares thereunder and, if applicable, under the Warner Chilcott Incentive Plan, (ii) the substitution of New Actavis ordinary shares for Actavis common shares (and, if applicable, Warner Chilcott ordinary shares) and (iii) the extension of such plan to employees of New Actavis and its subsidiaries. The terms and conditions of the Warner Chilcott Incentive Plan will continue to govern the outstanding equity-based awards granted under such plan prior to the effectiveness of the Transaction, with such conforming amendments as are necessary to reflect that outstanding equity-based awards will be denominated in New Actavis ordinary shares.

**II. Summary of Request for Relief**

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

**A. Availability of Rule 12g-3(c) and Rule 12b-2; Status as a "Large Accelerated Filer".** New Actavis requests that the Staff confirm that the New Actavis ordinary shares will be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 under the Exchange Act upon consummation of the Merger and that New Actavis may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the New Actavis ordinary shares are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Transaction and by filing the annual reports as may be required pursuant to Rule 12g-3(g) under the Exchange Act. New Actavis further requests that the Staff confirm that New Actavis, as successor to Actavis, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon consummation of the Transaction.

**B. Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4.** New Actavis requests that the Staff confirm that New Actavis may, prior to the filing of its initial Annual Report on Form 10-K, use Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Actavis Plan, the Warner Chilcott Incentive Plan and any new benefit plans, stock purchase plans or stock incentive plans of New Actavis, as applicable.

In addition, New Actavis requests that the Staff confirm that upon completion of the Transaction, New Actavis may include the reporting histories and status of Actavis and Warner Chilcott prior to the Transaction in determining whether New Actavis meets the eligibility requirements for the use of Forms S-3 and S-8 and the ability to incorporate by reference into Form S-4.

**C. Availability of Rule 144.** New Actavis requests that the Staff confirm that, for purposes of Rule 144 of the Securities Act, New Actavis, upon consummation of the Transaction, may include the prior reporting history of Actavis and Warner Chilcott in determining whether New Actavis has complied with the public information requirements in Rule 144(c)(1) under the Securities Act and that the financial information and publicly available information of New Actavis will satisfy the obligations with respect to Actavis and Warner Chilcott set forth in Rule 144(c) under the Securities Act.

**D. Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b).** New Actavis requests that the Staff confirm that, in accordance with Rule 174(b) under the Securities Act, dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act with respect to New Actavis.

**III. Discussion and Analysis**

***A. Rules 12g-3(c) and 12b-2***

Rule 12g-3(c) under the Exchange Act provides that where, in connection with a "succession" by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act, such as the New Actavis ordinary shares, are issued to the holders of classes of securities of two or more other issuers that are each registered under Section 12 of the Exchange Act, such as the Actavis common shares and the Warner Chilcott ordinary shares, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. Rule 12g-3(f) provides that the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(c) shall indicate on the Form 8-K report filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business by merger. In the Transaction, although New Actavis would be acquiring assets of an ongoing business, it would be doing so indirectly with each of Actavis and Warner Chilcott continuing as wholly owned subsidiaries of New Actavis. However, it is clear from the no-action positions that the Staff has taken in the past that the structure of the Transaction should not prevent New Actavis from being deemed to have made a "direct acquisition" of the businesses of Actavis and Warner Chilcott and thus for New Actavis to be the successor to such companies for purposes of Rule 12b-2. The Staff has taken similar positions with respect to succession in the context of transactions similar to the Transaction. *See, e.g., Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013), Tower Group, Inc. (available December 7, 2012), Eaton Corp. (available November 8, 2012), Duke Energy Corp. (available March 30, 2006), Royal Dutch Petroleum Company, N.V. (available May 17, 2005), Friedman, Billings, Ramsey Group Inc. (available March 25, 2003), AT&T Comcast Corporation (available November 18, 2002), ConocoPhillips (available August 23, 2002), Kerr-McGee Corporation (available July 31, 2001), AOL Time Warner Inc. (available November 15, 2000), NSTAR (available July 29, 1999) and Central Maine Power Company (available October 28, 1998).* Accordingly, we are of the opinion that, upon issuance of the New Actavis ordinary shares and the filing of the Form 8-K described above, New Actavis ordinary shares will be deemed registered under Section 12(b) of the Exchange Act.

As noted above, both Actavis and Warner Chilcott are large accelerated filers under Exchange Act Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Genworth Financial, Inc., supra, Eaton Corp., supra, Duke Energy Corp., supra and Galileo Holding Corp. (available December 19, 2008).*

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of the Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Transaction and after filing of the Form 8-K described above, the New Actavis ordinary shares being issued in connection with the Transaction will be deemed to be registered under Section 12(b) of the Exchange Act. We further request that the Staff confirm that that it concurs in our opinion that New Actavis, as successor to Actavis, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon consummation of the Transaction.

***B. Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4***

**1. Availability of Form S-8**

New Actavis intends to file registration statements on Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Actavis Plan (as the amendment and restatement of the Actavis Incentive Plan) and the Warner Chilcott Incentive Plan. In order for such plans to be operational upon completion of the Transaction, and therefore to operate for the benefit of the current and former directors, employees, consultants and other participants of such plans without interruption, New Actavis, subject to a favorable response to this letter, intends such registration statements or post-effective amendments to be filed and become effective prior to or upon completion of the Transaction and prior to the filing by New Actavis of its initial Annual Report on Form 10-K.

As stated above, both Actavis common shares and Warner Chilcott ordinary shares and other employee benefit plan interests in Actavis are registered on Forms S-8 for distribution pursuant to the Existing Plans. As described in detail above, upon the effectiveness of the Transaction, (i) all outstanding equity-based awards granted under the Warner Chilcott Incentive Plan (x) will become equity-based awards with respect to New Actavis ordinary shares or (y) will be settled in the form of New Actavis ordinary shares and (ii) reserved and unissued shares under the Warner Chilcott Incentive Plan may be assumed by New Actavis and subject to the terms and conditions of the New Actavis Plan in accordance with NYSE regulations. The terms and conditions of the Warner Chilcott Incentive Plan will continue to govern the outstanding equity-based awards granted under such plan prior to the effectiveness of the Transaction, with such conforming amendments as are necessary to reflect that outstanding equity-based awards will be denominated in New Actavis ordinary shares. Upon the effectiveness of the Transaction, all outstanding equity-based awards granted under the Actavis Incentive Plan and other employee benefit plan interests will become equity-based awards and employee benefit plan interests with respect to New Actavis ordinary shares, and the Actavis Incentive Plan will be assumed as the New Actavis Plan, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto prior to or following completion of the succession transaction. *See Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company (available June 4, 1997), Time Warner Inc. (available October 10, 1996) ("Time Warner III").*

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-8, as appropriate, if (a) the opportunity to participate in the plans subject to Form S-8 registration statements will be offered only to employees (as defined in the letters cited below) of the two companies subject to a transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of such transaction. *See Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner III, supra.*

Accordingly, New Actavis will limit the opportunity to participate in the New Actavis Plan subject to a Form S-8 registration statement to employees (which includes directors, officers and consultants of New Actavis and its subsidiaries (including legacy employees of Actavis and Warner Chilcott)) and certain qualified former employees of Actavis, Warner Chilcott and their respective subsidiaries (and the opportunity to participate in the Warner Chilcott Incentive Plan will be limited to legacy employees and certain qualified former employees of Warner Chilcott who hold outstanding equity-based awards granted under such plan prior to the effectiveness of the Transaction). Such persons fall within the General Instruction A.1(a) definition of employees.[3] Finally, New Actavis will not issue or sell any securities pursuant to the New Actavis Plan under the Form S-8 registration statements prior to the completion of the Transaction.

In view of the foregoing, including the limitations described above, we request that the Staff confirm that New Actavis may file registration statements on Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Actavis Plan, the Warner Chilcott Incentive Plan and any new benefit plans, stock option plans or stock incentive plans of New Actavis and allow them to become effective prior to or upon the completion of the Transaction. The Staff has taken this position in other cases involving similarly structured

---

3 General Instruction A.1(a) to Form S-8. Former employees of Actavis, Warner Chilcott and their respective subsidiaries who are continuing participants in the New Actavis Plan (as the successor to the Actavis Incentive Plan) or the Warner Chilcott Incentive Plan, such as disabled or former employees who have post-termination rights to exercise stock options or other equity-based awards under such plans for the remainder of the original term of the awards, will be afforded the same opportunity under the New Actavis Plan or the Warner Chilcott Incentive Plan to exercise stock options or other equity-based awards as is permitted under the terms of such plan. Pursuant to General Instruction A.I (a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. In addition, pursuant to General Instruction A.1(a)(1), the definition of employee includes directors, officers and consultants, and references herein to "employee" include these persons.

transactions. *See Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner III, supra.*

**2. Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4, Generally**

New Actavis is also requesting that the Staff confirm that, upon the completion of the Transaction, New Actavis may include the prior activities and status of Actavis and Warner Chilcott in determining whether New Actavis meets the eligibility requirements of Forms S-3 and S-8 and the ability to incorporate by reference into Form S-4. General Instruction I.A.7(b) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if all predecessors meet the conditions at the time of succession and the registrant has continued to do so since the succession. Although, consistent with General Instruction I.A.7(b) to Form S-3, Actavis currently meets the eligibility conditions of Forms S-3 and the ability to incorporate by reference into Form S-4, because of its status as a foreign corporation, Warner Chilcott does not currently meet the eligibility condition set forth in General Instruction I.A.1., and New Actavis will not meet such condition following the Transaction. We strongly believe, however, that, for the reasons stated below, both Warner Chilcott and New Actavis should be deemed to satisfy the condition set forth in General Instruction I.A.1 for purposes of General Instruction I.A.7.

As a foreign issuer that files the same reports with the Commission under Section 13(a) of the Exchange Act as a domestic registrant and satisfies all of the eligibility requirements of Form S-3 except that set forth under General Instruction I.A.1, Warner Chilcott is currently deemed to meet all of the eligibility requirements of Form S-3 under General Instruction I.A.6 and is therefore currently able to take advantage of the less burdensome requirements of Form S-3. Similarly, New Actavis will be entitled to the benefit of General Instruction I.A.6 following the Transaction. We do not believe it is necessary for the protection of investors to conclude in the context of the availability of Form S-3 to successor issuers as set forth in General Instruction I.A.7 that the benefits of General Instruction I.A.6 should not apply. We believe that, because Actavis meets the requirements for Form S-3, Warner Chilcott is deemed to meet such requirements and New Actavis will be deemed to meet such requirements, Warner Chilcott and New Actavis should also be deemed to meet the condition set forth in General Instruction I.A.1 for purposes of General Instruction I.A.7 and treated as domestic registrants for this purpose.

Further, we note that the purpose of the short form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe the continued eligibility of New Actavis for short-form registration following the Transaction is appropriate because both Actavis and Warner Chilcott have been reporting companies and are currently in compliance with their reporting obligations, any Form S-3 filed by New Actavis prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference documents of the predecessor companies containing all information required by Regulation S-X and the Registration Statement filed in connection with the Transaction contains extensive information concerning the Transaction. As a result, the disclosure available to investors in a Form S-3 (with the predecessor companies' historical information incorporated by reference) and a Form S-1 would not be meaningfully different and therefore, there would be no benefit to investors from preventing New Actavis, as a successor to Actavis and Warner Chilcott, from availing itself of the flexibility and efficiency afforded by the short-form requirements. *See Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra.*

Accordingly, we are of the opinion that after the completion of the Transaction New Actavis may take into account the activities and status of Actavis and Warner Chilcott prior to the completion of the Transaction in determining whether New Actavis meets the eligibility conditions of Form S-3, and in determining whether New Actavis "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming New Actavis meets all of the other requirements for the use of Form S-3, New Actavis will be eligible immediately upon the completion of the Transaction to use Forms S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Forms

S-3 and the ability to incorporate by reference into Form S-4 in the context of transactions similar to the Transaction. *See Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

Similarly, it is our opinion that New Actavis, upon completion of the Transaction, will be entitled to rely on the prior activities and Exchange Act reports of Actavis and Warner Chilcott in determining whether it shall be deemed to have met the requirements of General Instruction A to Form S-8 and that New Actavis will meet the eligibility requirements of Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post- effective amendments to a Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans or obligations. *See, e.g., Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

### *C. Rule 144*

Rule 144 under the Securities Act provides a safe harbor exemption from the registration requirements of Section 4(a)(1) of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied. Rule 144(c) under the Securities Act requires, in order for sales of securities to be made in reliance on the safe harbor provided by Rule 144, adequate current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. In furtherance thereof, pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) is, and has been for a period of at least 90 days immediately before the sale of the securities, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (ii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports); and (iii) submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale (or for such shorter period that it was required to submit and post such files). New Actavis represents that each of Actavis and Warner Chilcott have been subject to and have complied with the reporting requirements of Section 13 of the Exchange Act for the preceding 12 months and have submitted electronically and posted on its corporate Web site every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T for the preceding 12 months.

New Actavis hereby requests that the Staff concur in its opinion that, for purposes of Rule 144 under the Securities Act, New Actavis may include the prior reporting history of Actavis and Warner Chilcott in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act and that the publicly available and financial information of New Actavis, to the extent it is required, will satisfy the obligations with respect to Actavis and Warner Chilcott set forth in Rule 144(c) under the Securities Act. We believe these requests are appropriate because New Actavis will, on a consolidated basis, have the same assets, liabilities, businesses and operations as Actavis and Warner Chilcott prior to the completion of the Transaction and will be the successor to Actavis and Warner Chilcott. Each of Actavis and Warner Chilcott has been subject to, and (we have been advised) has complied with, the reporting requirements of Section 13 of the Exchange Act for a period in excess of the prior 12 months. *See Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Genworth Financial, Inc., supra, Jazz Pharmaceuticals, Inc. (available January 12, 2012), Galileo Holding Corp., supra; Duke Energy Corp., supra; Royal Dutch Petroleum Company, N.V. supra; Friedman, Billings, Ramsey Group Inc., supra; AT&T Comcast Corporation, supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

### *D. Section 4(a)(3) Prospectus Delivery Requirements and Rule 174(b)*

Rule 174(b) under the Securities Act provides that dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Actavis and Warner Chilcott are currently reporting companies under the Exchange Act. Because New Actavis will, immediately after the completion of the Transaction, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Actavis and Warner Chilcott, on a consolidated basis, immediately before the completion of the Transaction, and will be the successor-in-interest to Actavis and Warner Chilcott, it is our opinion that dealers of New Actavis ordinary shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Transaction. *See Starburst II, Inc. and Sprint Nextel Corp., supra, LIN TV Corp. (available April 30, 2013), Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Royal Dutch Petroleum Company, N.V. supra; Friedman, Billings, Ramsey Group Inc., supra; AT&T Comcast Corporation, supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

* * *

For the reasons set forth above, we respectfully request the concurrence of the Staff in each of our conclusions set forth in this letter. If you require further information, please contact the undersigned at (714) 755-8152, or in my absence, Stephen B. Amdur at (212) 906-2935.

If your conclusions differ from ours, please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Very truly yours,

/s/ R. Scott Shean

R. Scott Shean
of LATHAM & WATKINS LLP

**EXHIBIT A**

LATHAM&WATKINS LLP

Pre-Transaction Structure


Actavis Stockholders
100%
$4.716 billion of Actavis Debt
Actavis, Inc.
(Nevada; Listed on NYSE)
Nominee Shareholder
100%
Actavis plc
(Ireland)
100%
Actavis Ireland Holding Limited
(Ireland)
100%
Actavis WC Holding S.à r.l
(Luxembourg)
100%
Actavis W.C. Holding LLC
(Delaware)
100%
Actavis W.C. Holding 2 LLC
(Nevada)
Warner Chilcott Shareholders
100%
Warner Chilcott plc
(Ireland; Listed on NASDAQ)
100%
Warner Chilcott Holdcos
100%
100%
Warner Chilcott Subsidiaries
Warner Chilcott Company, LLC
(Puerto Rico)
100%
Warner Chilcott Finance LLC
(Delaware)
$1.257 billion of Warner Chilcott Debt(1)

Post-Transaction Structure


Former Actavis Stockholders
Former Warner Chilcott Shareholders
Approx. 77%
Approx. 23%
Actavis plc
(Ireland; Listed on NYSE)
100%
100%
Actavis Ireland Holding Limited
(Ireland)
100%
Actavis WC Holding S.à r.l
(Luxembourg)
100%
Actavis W.C. Holding Inc.
(Delaware)
100%
Actavis, Inc.
(Nevada)
$4.716 billion of Actavis Debt(2)
Warner Chilcott plc
(Ireland)
100%
Warner Chilcott Holdcos
100%
100%
Warner Chilcott Subsidiaries
Warner Chilcott Company, LLC
(Puerto Rico)
100%
Warner Chilcott Finance LLC
(Delaware)
$1.257 billion of Warner Chilcott Debt(2)(3)

(1) Guaranteed by Warner Chilcott plc and certain of its subsidiaries.
(2) Guaranteed by Actavis plc.
(3) Guaranteed by Warner Chilcott Corporation and WC Luxco S.à r.l.